TRI-VISIONAL INTERNATIONAL LTD/LTEE

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS ENDED SEPTEMBER 30, 2005

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion, which has been prepared as of November 03, 2005 should be read in conjunction with the unaudited consolidated financial statements and notes thereto for three and six months ended September 30, 2005 and Management's Discussion & Analysis (MD & A) for the fiscal year ended March 31, 2005 contained in the Company's Annual Report.

Additional information relating to Tri-Vision International Ltd./Ltée including our Annual Information Form, can be found on **SEDAR at www.sedar.com.**

All dollar amounts are in Canadian Dollars.

BUSINESS OVERVIEW:

We are continuing to focus our efforts on increasing our licensing revenue of the V-Chip in the United States. The recent steps taken by the Advance Television Standards Committee ("ATSC") of the Consumer Electronics Association in the United States are supportive of rapid transition to digital television ("DTV"). Management believes that this transition to digital television will provide significantly increased demand for Tri-Vision's V-Chip technology and we anticipate that this will play a significant role in enhancing the revenue capability of the Company. We are in discussions with over 100 companies who will require the technology described in Tri-Vision's US Patent by March 15, 2006 for digital television receivers with a screen size 13 inches and larger.. The Federal Communications Commission (FCC) in Washington has set full digital implementation for March 1, 2007, by which time all television receivers sold in the United States of America, will be required to have digital television functionality which includes Tri-Vision's unique patented technology.

We intend to pursue a variety of marketing programs to enhance our visibility in the CATV marketplace not only in North America but also internationally. We are in the process of putting together a business development plan for the provision of logistics, distribution and manufacturing solutions to cable and wireless companies around the world.

(In thousands of Cdn. dollars, except per share information)

		For three months ended September 30		For six months ended September 30	
		2005	2004	2005	2004
Revenues		$2,088	$2,363	$4,166	$4,734
Gross profit		$ 1,197	$1,170	$1,798	$2,145
Gross profit %		57.3%	49.5%	43.2 %	45.3 %
EBITDA		$379	$630	$652	$1,378
EBITDA %		(18.2%)	26.6%	15.7%	29.1%
Net Income/ (loss)		$14	$125	$ (82)	$420
Net income/ (loss) %		0.7%	5.3%	(2.0%)	8.9%
Per share information					
EBITDA - basic		$0.007	$0.011	$0.012	$ 0.025
Net income - basic		$0	$0.002	($0.001)	$ 0.007
Weighted average shares outstanding (in thousands)	- basic	56,030	54,238	56,030	54,238
	- diluted	56,030	55,670	56,030	55,670

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding has therefore been used in the computation of the diluted per share amount.

Operating Results for the quarter and six months ended September 30, 2005 compared to September 30, 2004

Revenue

Revenue for the quarter ended September 30, 2005 decreased by 11.6% to $2,088,000 compared to $2,363,000 reported in the corresponding period last year. For the six months ended September 30, 2005 revenues decreased by 12.01% to $4,166,000 from $4,734,000 in 2004. Revenue relating to V-Chip licensing increased by 175.6% over the quarter and 49.5% over the six month period as compared to the corresponding periods last year. Of the total revenues for the quarter, $1,494,000 related to V-Chip licensing and for six months period, $1,945,000 related to V-Chip licensing, as compared to $542,000 and $1,300,000, respectively, in the corresponding quarter and six month period last year. CATV sales were lower in the current quarter as compared to the corresponding quarter last year. The primary reason for the decline in CATV product sales is a slow down in capital expenditures by the traditional cable companies.

Gross profit margin

The Company's gross profit margin increased to 57.3% for the quarter compared to 49.5% in the corresponding period last year due to a greater portion of high-margin licensing revenue in the current quarter. Gross profit margin decreased to 43.2% for the six months ended September 30, 2005 from 45.3% in the corresponding period last year.

Research and development costs

Net research and development expenses were $199,000 for the quarter ended September 30, 2005 as compared to $240,000 in the corresponding period last year. The focus of the current year's expenditures continued on the development of a non-temperable electronic power meter for use in Canada. This meter is intended to meet the requirements set up by the Ontario Government in analyzing the consumption of energy usage during peak hours This will help consumers adjust their usage pattern to save money while at the same time stabilizing usage from the utility's perspective. It is anticipated that this product will be available for commercial sale in the third quarter of fiscal 2006.

Foreign exchange loss

The Company has adopted a policy to minimize the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all US denominated receipts to fund US denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies during the year.

Selling, general & administrative expenses

Selling, general & administrative expenses were $830,000 for the quarter and $1,383,000 for the six months ended September 30, 2005 compared to $644,000 and $1,130,000 in the corresponding periods last year the increase is mainly due to increases in employee and legal costs.

Net income

Net income after taxes was $14,000 - $0.00 per share for the quarter and net loss after taxes was ($82,000) –($0.001) per share for the six month period ended September 30, 2005 compared to net income of $125,000 - $0.002 per share in the corresponding quarter and $420,000 - $0.007 per share in the corresponding six month period last year. The lower income is attributable to lower CATV sales as compared to the corresponding prior periods.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs was $379,000 - $0.007 per share for the quarter and $652,000 - $0.012 per share for the six months ended September 30, 2005 compared to $630,000 - $0.011 per share and $1,318,000 - $0.024 in the corresponding periods last year.

EBITDA data is provided to better reflect the Company's results from operational activities. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Income taxes

We have accumulated tax losses that are available to reduce our future taxable income. Our tax benefits have not been recognized as we have fully provided for them by a valuation allowance.

Working capital

Working capital ratios at September 30, 2005 and June 30, 2005 were 11.2:1 and 10.9:1 as compared to 8.74:1and 8.0:1 respectively in the corresponding period last year. Working capital increased in the current period compared to the corresponding previous period. Net working capital and cash flow from operations are adequate for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities

The Company had a net unrestricted cash balance and interest bearing deposits of $5,701,000 as at September 30, 2005 compared to $5,218,000 as at March 31, 2005. Cash flow from operating activities for the quarter ended September 30, 2005 was $138,000 compared to $29,000 in the corresponding period last year.

Cash and cash equivalent stood at$1,351,000 as at September 30, 2005 as compared to $5,638,000 in the corresponding period last year. The decrease in this amount is due to investment of $4,350,000 in interest bearing deposits, which has been shown separately on the balance sheet.

Investing activities

The Company invested a net amount of $2,227,000 during the quarter ended September 30, 2005 which includes an amount of $2,350,000 invested in interest bearing deposits as compared to a net investment of $14,000 in the corresponding period last year.

Financing activities

During the quarter ended September 30, 2005, $31,000 was used for the servicing of mortgage debt and $46,000 for the repayment of Government grant[s] as compared to $30,000 and $28, 000, respectively, in the corresponding period last year.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2006 fiscal year.

The Company has borrowing facilities of $2,000,000 from a Canadian chartered bank. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to the issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, provision for legal costs, future income taxes and litigation.

Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-Chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current period.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 9 to the unaudited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees was recognized as an expense using the fair value method. Stock-based compensation awarded to employees and directors required pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 is recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 9 to the unaudited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

At September 30, 2005, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these unaudited consolidated financial statements, an estimate of the revenues and damages was not determinable and consequently, no amounts have been recorded in these unaudited consolidated financial statements.

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R & D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

.OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US $1,958,000 collateralized by the same amount of restricted term deposits. The contingent obligation has been disclosed in note 17 to the unaudited consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,440 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATION:

The Company has no outstanding contractual obligations except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending patent infringement claims relating to the licensed technology. Further details are disclosed in Note 17 to the unaudited consolidated financial statements.

RELATED PARTY TRANSACTIONS:

1. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2004 - $19,214) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.

2. During the six month period ended September 30, 2005, the Company paid one of its directors $45,000 (2004 – $30,000) for technical consulting services.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2004 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing while at the same time directing its focus on exporting new technologies, primarily to various Asian and Middle Eastern countries as well as to the European Economic Community.

Recent steps taken by the ATSC are supportive of a rapid transition to digital television. Management of the Company believes that the transition to digital television will provide greater support for, and an easier route to, the introduction of Tri-Vision's V-Chip technology into all television sets sold in the U.S. (13 inches or larger).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended September 30, 2005. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company's Annual Report for the year ended March 31, 2005 and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Four quarters ended September 30, 2005 (Unaudited)

(In thousands of CDN dollars except per share data)	December 31 $	March 31 $	June 30 $	September 30 $
Total Revenue	1,393	1,717	2,088	2,078
Net income (loss)	(694)	(981)	(96)	14
Income (loss) per share:				
Basic	(0.012)	(0.018)	(0.002)	(0.000)
Diluted*	(0.012)	(0.018)	(0.002)	(0.000)
Weighted average number of shares outstanding (000's)				
Basic	54,100	54,376	56,030	56,030
Diluted*	55,640	55,652	56,030	56,030

For the Four quarters ended September 30, 2004 (Unaudited)

(In thousands of CDN dollars except per share data)	December 31 $	March 31 $	June 30 $	September 30 $
Total Revenue	1,738	5,094	2,372	2,363
Net income (loss)	6	1,052	295	125
Income (loss) per share:				
Basic	0.001	0.020	0.005	0.002
Diluted*	0.001	0.019	0.005	0.002
Weighted average number of shares outstanding (000's)				
Basic	53,795	53804	53,830	53,830
Diluted*	55,031	55,415	55,912	55,351

* In periods of net loss, including potential common shares in the computation of the diluted per share amount would have anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used in the computation of the diluted per share amount.

DISCLOSURE OF OUTSTANDING SHARE DATA
(as at November 03, 2005)

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, maximum number of Common shares issuable
Common Shares	56,030,313	N/A
Stock Options	418,065	418,065
Total (maximum number of common shares – fully diluted)		56,448,378

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

TRI-VISION INTERNATIONAL LTD/LTEE

Consolidated Financial Statements for the quarter ended September 30, 2005

NOTICE

The accompanying unaudited consolidated interim financial statements of Tri-Vision International Ltd./Ltée for the three and six month periods ended September 30, 2005 have been prepared by management and approved by the Audit Committee of the Board of directors of the Company.

These statements have not been reviewed by the external auditors of the Company.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at September 30 2005 $	As at March 31 2005 $
CURRENT			
Cash and cash equivalents		1,351,023	1,218,147
Interest bearing deposits		4,350,000	4,000,000
Accounts receivables	14, 19	1,710,879	2,037,634
Inventories	4	1,122,562	1,069,520
Prepaid expenses		65,335	99,721
Taxes recoverable		38,490	217,309
		8,638,289	8,642,331
Restricted term deposits	3	2,277,561	2,021,086
Deferred development costs	5	1,825,044	2,018,604
Capital assets, net	6	2,215,959	2,250,151
V-Chip license and Patents, net	7	8,834,164	9,298,991
		23,791,017	24,231,163

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	As at September 30 2005 $	As at March 31 2005 $
CURRENT			
Accounts payable and accrued liabilities		384,008	591,530
Customers' deposits		108,777	201,708
Government grants payable – current portion	12	130,587	162,600
Mortgage payable – current portion	13	141,253	124,722
		764,625	1,080,560
Government grants payable	12	216,972	230,511
Mortgage payable	13	906,241	984,818
		1,123,213	1,215,329
CONTINGENCIES			
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	303,960	254,460
Deficit		(12,860,517)	(12,778,922)
		21,903,179	21,935,274
		23,791,017	24,231,163

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended September 30 2005 $	For three months ended September 30 2004 $	For six months ended September 30 2005 $	For six months ended September 30 2004 $
Revenue	10	2,087,924	2,362,559	4,165,653	4,734,161
Cost of sales	7, 17	891,119	1,192,165	2,367,385	2,588,510
Gross profit		1,196,805	1,170,394	1,798,268	2,145,651
Selling, general and administrative expenses		830,008	644,024	1,383,451	1,129,799
Research and development	11	198,695	239,836	384,249	461,414
		1,028,703	883,860	1,767,700	1,591,213
Income before interest, foreign exchange gain (loss) and income taxes		168,102	286,534	30,568	554,438
Interest income		48,197	23,761	87,561	50,332
Interest expense	13	(13,954)	(14,836)	(23,099)	(26,372)
Foreign exchange loss		(142,926)	(114,041)	(86,466)	(26,735)
Income before income taxes		59,419	181,418	8,564	551,663
Provision for current income taxes	15	(45,159)	56,378	90,159	131,378
Net income		14,260	125,040	(81,595)	420,285
Deficit, beginning of period		(12,874,777)	(11,268,345)	(12,778,922)	(11,563,590)
Deficit, end of the period		(12,860,517)	(11,143,305)	(12,860,517)	(11,143,305)
Net income per share	18	0.000	0.002	(0.001)	0.007
Net income per share – diluted	18	0.000	0.002	(0.001)	0.007

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended September 30 2005 $	For three months ended September 30 2004 $	For six months ended September 30 2005 $	For six months ended September 30 2004 $
OPERATING ACTIVITIES:					
Net (loss) income		14,260	125,040	(81,595)	420,285
Add charges to operations not involving cash					
Compensation expense for					
Options granted to service providers		24,750	51,760	49,500	59,760
Amortization of capital assets		25,409	35,126	50,696	50,220
Amortization of deferred development costs		96,780	138,420	193,560	276,840
Amortization of V-Chip license and patent		231,900	231,900	463,800	463,800
		393,099	582,246	675,961	1,270,905
Changes in non-cash working capital balance related to operations					
Account receivable		(288,229)	(253,035)	326,755	637,922
Inventories		(47,146)	(42,993)	(53,042)	150,991
Prepaid expenses		21,041	19,597	34,386	12,524
Accounts payable and accrued liabilities		61,868	(182,915)	(207,522)	(399,259)
Taxes payable (recoverable)		-	587	178,819	587
Customers' deposits		(2,511)	(93,755)	(92,931)	(105,373)
Cash flow provided by operating activities		138,122	29,732	862,426	1,568,297
INVESTING ACTIVITIES					
Restricted term deposits		122,869	38,773	(256,475)	(587,857)
Additions to capital assets		-	(52,540)	(15,477)	(71,747)
Interest bearing deposits		(2,350,000)	-	(350,000)	-
Cash flow used in investing activities		(2,227,131)	(13,767)	(621,952)	(659,604)
CASH FLOW FROM FINANCING ACTIVITIES					
Repayment of Government grant		(45,552)	(28,459)	(45.552)	(28,459)
Repayment of mortgage payable		(30,973)	(30,117)	(62,046)	(59,861)
Exercise of share options		-	61,250	-	61,250
Cash flow from financing activities		(76,525)	2,674	(107,598)	(27,070)
Net Increase in Cash, cash equivalents and restricted cash equivalents during the period		(2,165,534)	18,639	132,876	881,623
Cash, cash equivalents and restricted cash equivalents, beginning of period		3,516,557	5,997,708	1,218,147	5,134,724
Cash, cash equivalents and restricted cash equivalents end of period		1,351,023	6,016,347	1,351,023	6,016,347

Cash and cash equivalents is comprised of:

Cash and cash equivalents	1,351,023	5,638,204	1,351,023	5,638,204
Restricted cash equivalents	-	378,143	-	378,143
Cash and cash equivalents	1,351,023	6,016,347	1,351,023	6,016,347

See notes to the consolidated financial statements

1. BASIS OF PRESENTATION:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Second Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES:.

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net income (loss) per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2005. Restricted term deposits of $2,277,561 at September 30, 2005 mature at various dates ranging from November 07, 2005 to December 13, 2005. Although the restricted funds mature and the letter of credit expires, within one year after September 30, 2005, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17).

4. INVENTORIES:

Inventories consist of the following:	September-30 2005 $	March-31 2005 $
Raw materials (converters and equipment)	366,878	228,546
Raw materials (parts and supplies)	289,157	425,151
Finished goods (converters and transmitters)	214,556	213,857
Finished goods (cable equipment)	251,971	201,966
	1,122,562	1,069,520

5. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	September-30 2005 $	March-31 2005 $
Balance, beginning of period	1,921,824	2,879,168
Less amortization for the period (note 12)	(96,780)	(860,564)
Balance, end of period	1,825,044	2,018,604

The Company is continually assessing the viability of its projects under development. In quarter ending September 30 2005, as a result of this review, the Company increased its amortization by $nil. (March 31-2005–$318,797) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	September-30 2005 $	March-31 2005 $
Ongoing Projects:		
Electronic power meter	134,729	134,729
	134,729	134,729
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,169,947	2,169,948
	7,106,927	7,106,927
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(5,416,612)	(5,223,052)
	1,825,044	2,018,604

6. CAPITAL ASSETS (Notes 9, 14 and 15):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value Sept 30-2005 $	Cost $	Accumulated amortization $	Net book value March 31-2005 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	76,203	1,014,814	1,091,017	55,493	1,035,524
Moulds	236,220	236,220	-	236,220	236,220	-
Equipment	639,835	388,892	250,943	624,898	361,119	263,779
Tools & dies	231,303	231,303	-	231,303	231,303	-
Furniture and fixtures	55,964	44,762	11,202	55,425	43,577	11,848
Systems & Software	86,033	86,033	-	86,033	86,033	-
	3,279,372	1,063,413	2,215,959	3,263,896	1,013,745	2,250,151

7. V-CHIP LICENSE AND PATENTS:

On June 10, 1997 the Company signed formal agreements with V-Chip Canada Enterprises Ltd. to acquire the worldwide rights to the V-Chip technology for a 20-year period. This technology allows the owner of a television set to restrict programs available. Under the terms of these agreements, Tri-Vision Electronics Inc. has been granted an exclusive license in respect of the trademark, patent and other intellectual property rights relating to the V-Chip technology at a cost of $10,020,000.

During fiscal 2000, an additional 3,400,000 shares of the Company were issued from treasury to V-Chip Canada Enterprises Ltd. as compensation for revision to the licensing agreement. Under the new agreement sales quota targets for the Company were eliminated and the requirement to pay a portion of licensing royalty to V-Chip Canada Enterprises Ltd. was removed. A total value of $5,270,000 has been allocated to the license cost based on the range of average trading prices for the Company's shares listed on the Toronto Stock Exchange for the period of seven days prior and seven days subsequent to regulatory approval of the transaction.

	Cost $	Accumulated amortization $	Net book value Sept 30-2005 $	Cost $	Accumulated amortization $	Net book value March 31-2005 $
V-Chip license	15,290,000	6,477,571	8,812,429	15,290,000	6,013,600	9,276,400
Patents	34,915	13,180	21,735	34,915	12,324	22,591
	15,324,915	6,490,751	8,834,164	15,324,915	6,025,924	9,298,991

The amortization of the V-Chip license and patents in the amount of $463,800 (2003 - $463,800) is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES:

At September 30, 2005, the Company had available a bank overdraft facility in the amount of $2,000,000 (2004 - $2,000,000) of which up to U.S. $300,000 (2003 – U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at quarter end is nil (2004 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.50% plus 0.5% per annum at September 30, 2005 (2004 – 4.00%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 6.75% as at September 30, 2005 (March 2004 – 5.25%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At September 30, 2005, the Company also had a separate ash secured letter of credit facility in the amount of $2,500,000 (2004 - $2,500,000) in connection with the licensing arrangement described in note 17. At September 30, 2005, letter of credit amounting to US$1,958,426 (2004 – US$1,484,850) were issued under this facility.

9. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at September 30, 2003	53,880,313	33,886,986
Balance as at September 30, 2004	53,830,313	33,886,986
Exercise of options (a)	2,200,000	572,750
Balance on September 30, 2005	56,030,313	34,459,736

(iii) Contributed surplus:

	September-30 2005 $	March-31 2005 $
Balance, beginning of period	279,210	145,200
Additions during the period – options (b) (c)	24,750	109,260
Balance, end of year	303,960	254,460

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates from September 15, 2006 to September 19, 2006, with exercise price ranging from $1.04 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, September 30, 2003	2,750,000	0.49
Granted (c)	300,000	2.00
Expired (d)	(181,935)	1.04
Balance, September 30, 2004	2,868,065	0.61
Exercised (a)	(2,200,000)	0.26
Expired (b) (c) (d)	(250,000)	1.90
Balance on September 30, 2005	418,065	1.73

The following table summarizes information about the common share stock options outstanding at September 30, 2004:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.04	118,065	0.97	100,000
2.00	300,000	0.96	187,500
1.04 to 2.00	418,065	0.96	287,500

The weighted average price of options exercisable at September 30, 2004 is $1.67

There were no common share stock options granted during the period October 2004 to September, 2005:

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	September 30 2005	March 31 2005
Risk free interest rate	2.45% to 2.55%	2.55%
Expected dividend yield	0%	0%
Expected volatility	72.1% to 75.3%	69.4% to 75.3%
Expected time until exercise, in years	1.00	0.5 to 1.5

Compensation for stock options granted to service providers (b) and (d) and an employee (c) during the period amounted to $24,750 (2004 - $59,760) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to directors:

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share expiring on December 21, 2004. All these options were exercised in the fiscal year ended March 31, 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen month's anniversaries of the date of grant. These options were expiring on November 13, 2004. All these options were exercised in the fiscal year ended March 31, 2005.

(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. All these options expired unexercised during the quarter.

(c) Stock options to employees:

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. All these options expired unexercised during the quarter.

(d) Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. None of these options were exercised till September 30, 2005.

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006.The options shall vest as to 1/8th immediately and another 1/8th on completion of each quarter from the date of grant. 187,500 of these options were vested by September, 2005. None of these options were exercised till September 30, 2005.

10. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended September 30		For six months ended September 30	
	2005	2004	2005	2004
	$	$	$	$
V-Chip licensing and decoder	1,513,080	560,327	1,991,358	1,346,830
Converters and transmitters	79,118	152,913	259,706	295,574
Idleaire equipment	-	694,472	-	1,232,484
Cable equipment	471,910	855,742	1,790,008	1,690,186
Other	23,816	99,105	124,581	169,087
	2,087,924	2,362,559	4,165,653	4,734,161

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended September 30		For six months ended September 30	
	2005	2004	2005	2004
	$	$	$	$
Canada	236,645	162,610	1,211,049	647,012
United States	1,176,503	1,271,045	1,543,521	2,312,951
Japan	451,586	56,798	901,586	806,798
Thailand	-	437,314	-	437,314
West Indies	3,979	255,616	31,586	273,217
Middle East	553	19,140	78,930	19,140
Others	218,658	160,036	398,981	237,729
	2,087,924	2,362,559	4,165,653	4,734,161

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

11. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	For three months ended September 30		For six months ended September 30	
	2005	2004	2005	2004
	$	$	$	$
Total research and development costs incurred during the period	101,915	101,416	190,689	184,574
Amortization of deferred development costs (note 6)	96,780	138,420	193,560	276,840
Net research and development expense	198,695	239,836	384,249	461,414

12. GOVERNMENT ASSISTANCE:

The Company has received government grants totalling 495,000 which are repayable beginning July 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

13. MORTGAGE PAYABLE:

	Sept 30 2005 $	March 31 2005 $
Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	1,047,484	1,109,540
Less current portion	(141,243)	(124,772)
	906,241	984,818

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

2006 (balance)	62,666
2007	132,000
2008	139,000
2009	147,000
2010	566,818
	1,047,484

Mortgage interest expense recorded in the consolidated statements of income and deficit is $23,099 (Septembr-2004 - $26,372).

14. RELATED PARTY TRANSACTIONS:

(a) During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2004 - $19,214) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(b) During six months ended September 30, 2005 the Company paid one of its directors $45,000 (2004 – $30,000) for technical consulting services.

15. INCOME TAXES:

As at September 30, 2005, the Company has federal non-capital loss carry forwards of approximately $6.1 million and provincial non-capital loss carry forwards of approximately $556,030,313.2 million. The loss carry forwards expire as follows:

	Federal $	Provincial $
2006	4,402,000	3,495,000
2007	445,000	445,000
2008	379,000	379,000
2009	158,000	158,000
2010	290,000	290,000
2011	293,000	293,000
2012	138,000	138,000
	6,105,000	5,198,000

At September 30, 2005, the Company also has undeducted scientific research and experimental development expenses of approximately $32.9 million that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	Six months ended Sept 30 2005 $	Six months ended Sept 30 2004 $
Cash paid for mortgage and other interest expense	27,954	26,372
Cash received from interest income	58,803	50,332
Cash paid for income taxes	17,336	174,277

17. CONTINGENCIES AND COMMITMENTS:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at September 30, 2005 amounts to U.S. $1,958,000 (2003 – U.S. $1,485,000) and is secured by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on the information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of US $237,440.

18. NET INCOME PER COMMON SHARE:

	Six months September 2005 $	Six months September 2004 $
Net income for the quarter s– basic and diluted	(81,595)	420,285
Weighted average number of common shares outstanding		
during the year - basic	56,030,313	54,237,913
- diluted	56,030,313	55,670,206
Net income per share – basic and diluted	(0.001)	0.007

19. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at June 30, 2005, accounts receivable from five significant customers accounted for 62.2% (2004 - three customers - 59.9%) of the accounts receivable year end balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2005 and 2004 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY TRI-VISION

At September 30, 2005, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.